Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 26, 2019

Relating to Preliminary Prospectus Supplement dated June 17, 2019

Registration Statement No. 333-228662

THE RMR GROUP INC.

Free Writing Prospectus

This free writing prospectus relates to and should be read together with the preliminary prospectus supplement dated June 17, 2019 and the prospectus dated February 14, 2019 (together, the “Preliminary Prospectus”), included in the Registration Statement on Form S-3 (File No. 333-228662)  of The RMR Group Inc. (the “Company,” “we,” “us” or “our”).

The following information supplements and updates certain information contained in the Preliminary Prospectus. Defined terms used in this free writing prospectus but not defined herein have the meanings ascribed to them in the Preliminary Prospectus.

Issuer:	The RMR Group Inc.

Shares being offered by the selling shareholders:	7,942,245 shares of our Class A common stock

Public offering price:	$40.00 per share

Shares outstanding after this offering(1):	15,239,713 shares of our Class A common stock (as of June 14, 2019)

Trade Date:	June 27, 2019

Settlement Date:	July 1, 2019

Use of Proceeds:

The selling shareholders will receive all of the net proceeds from the sale of our Class A common stock in this offering. We will not receive any proceeds from the sale of our Class A common stock by the selling shareholders in this offering.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC BofA Securities, Inc. RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	B. Riley FBR, Inc. JMP Securities LLC Oppenheimer & Co. Inc.

Stabilizing Transactions:

We have been advised by the underwriters that, prior to purchasing our Class A common stock being offered pursuant to the Preliminary Prospectus, on June 25, 2019 and June 26, 2019, one of the underwriters purchased, on behalf of the syndicate, an aggregate of 30,000 shares of our Class A common stock at an average price of $43.17 per share in stabilizing transactions.

(1)         Shares outstanding after this offering do not include (a) 102,470 unvested shares of Class A common stock awarded under our 2016 Omnibus Equity Plan, as of March 31, 2019, (b) 1,000,000 shares of Class B-1 common stock which may, at the option of its holder, be converted into shares of Class A common stock, on a one for one basis, as of March 31, 2019 and (c) 15,000,000 Class A Units of RMR LLC, which may, at the option of the holder, be redeemed for shares of Class A common stock, on a one for one basis, as of March 31, 2019.

Additional Information:

THE COMPANY’S CENTRAL INDEX KEY ON THE SEC WEB SITE IS: 0001644378.

THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND THE PRELIMINARY PROSPECTUS WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE PRELIMINARY PROSPECTUS AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING.

YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS AND THE PRELIMINARY PROSPECTUS IF YOU REQUEST THEM BY CALLING CITIGROUP GLOBAL MARKETS INC. TOLL FREE AT 1-800-831-9146, MORGAN STANLEY & CO. LLC TOLL-FREE AT 1-866-718-1649, BOFA SECURITIES, INC. TOLL FREE AT 1-800-294-1322, RBC CAPITAL MARKETS, LLC TOLL FREE AT 1-877-822-4089, UBS SECURITIES LLC TOLL FREE AT 1-888-827-7275 OR WELLS FARGO SECURITIES, LLC TOLL FREE AT 1-800-326-5897.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.